UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

At Home Group Inc.
(Name of Issuer) Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities) 04650Y100
(CUSIP Number) August 14, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04650Y100	Page 2 of 12

1	NAME OF REPORTING PERSONS CAS Investment Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0901365
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 6,550,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,550,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%*
12	TYPE OF REPORTING PERSON IA

* The percentage of class is calculated based on the number of outstanding shares of common stock as of June 3, 2019 as reported in the Issuer’s latest quarterly report on Form 10-Q, 64,041,196 shares.

CUSIP No.	04650Y100	Page 3 of 12

1	NAME OF REPORTING PERSONS Sosin, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 90-0887457
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 6,550,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,550,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%*
12	TYPE OF REPORTING PERSON HC, OO

* The percentage of class is calculated based on the number of outstanding shares of common stock as of June 3, 2019 as reported in the Issuer’s latest quarterly report on Form 10-Q, 64,041,196 shares.

CUSIP No.	04650Y100	Page 4 of 12

1	NAME OF REPORTING PERSONS Sosin Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0970829
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 5,436,213
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,436,213
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,436,213
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%*
12	TYPE OF REPORTING PERSON PN

 * The percentage of class is calculated based on the number of outstanding shares of common stock as of June 3, 2019 as reported in the Issuer’s latest quarterly report on Form 10-Q, 64,041,196 shares.

CUSIP No.	04650Y100	Page 5 of 12

1	NAME OF REPORTING PERSONS CSWR Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 83-3990390
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 1,113,787
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,113,787
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,787
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%*
12	TYPE OF REPORTING PERSON PN

 * The percentage of class is calculated based on the number of outstanding shares of common stock as of June 3, 2019 as reported in the Issuer’s latest quarterly report on Form 10-Q, 64,041,196 shares.

CUSIP No.	04650Y100	Page 6 of 12

1	NAME OF REPORTING PERSONS Clifford Sosin† I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 6,550,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,550,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%*
12	TYPE OF REPORTING PERSON IN

* The percentage of class is calculated based on the number of outstanding shares of common stock as of June 3, 2019 as reported in the Issuer’s latest quarterly report on Form 10-Q, 64,041,196 shares.

† Mr. Sosin disclaims any beneficial ownership of the shares.

CUSIP No.	04650Y100	Page 7 of 12

Item 1(a).		Name of Issuer:
At Home Group Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:
1600 East Plano Parkway, Plano, TX 75074

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of CAS Investment Partners, LLC, Sosin, LLC, Sosin Partners, LP, CSWR Partners, LP, and Clifford Sosin. Sosin Partners, LP and CSWR Partners, LP (each a “Fund” and together, the “Funds”) are the record and direct beneficial owners of the shares of common stock (“Common Stock”) of the Issuer covered by this statement. CAS Investment Partners, LLC is the investment manager of, and may be deemed to beneficially own Common Stock owned by, the Funds. Sosin, LLC is the general partner of, and may be deemed to beneficially own Common Stock owned by the Funds. Mr. Sosin is the sole manager of, and may be deemed to beneficially own Common Stock owned by, CAS Investment Partners, LLC.

Each of the reporting persons may be deemed to be a member of a group and declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Act”) or any other purpose, the beneficial owner of any securities covered by this statement.

i)                 CAS Investment Partners, LLC (“CAS”), a Delaware limited liability company and investment manager of each of the Funds;

ii)               Sosin, LLC, a Delaware limited liability company and general partner of each of the Funds;

iii)              Sosin Partners, a Delaware limited partnership;

iv)              CSWR Partners, a Delaware limited partnership; and

v)               Clifford Sosin, Managing Member of CAS and Sosin, LLC.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
135 E 57th Street, Suite 18-108 New York, NY 10022

Item 2(c).		Citizenship:
CAS – Delaware Sosin, LLC - Delaware Sosin Partners – Delaware CSWR Partners – Delaware Clifford Sosin – United States

Item 2(d).		Title of Class of Securities:
Class A Common Stock, Par Value $0.01 Per Share

Item 2(e).		CUSIP Number: 04650Y100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No.	04650Y100	Page 8 of 12

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
See Item 9 on the cover page(s) hereto.

	(b)	Percent of class:
See Item 11 on the cover page(s) hereto.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:
See Item 5 on the cover page(s) hereto.

		(ii)	Shared power to vote or to direct the vote:
See Item 6 on the cover page(s) hereto.

		(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 on the cover page(s) hereto.

		(iv)	Shared power to dispose or to direct the disposition of 0
See Item 8 on the cover page(s) hereto.

CUSIP No.	04650Y100	Page 9 of 12

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
CAS serves as the investment adviser to each of the Funds and beneficially owns 6,550,000 shares of Common Stock directly owned by the Funds. Sosin, LLC serves as the General Partner to the Funds and beneficially owns 6,550,000 shares of Common Stock directly owned by the Funds. As managing member of CAS and Sosin, LLC, Mr. Sosin is deemed to beneficially own 6,550,000 shares of Common Stock. Neither the filing of Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Sosin is the beneficial owner of the 6,550,000 shares and such beneficial ownership is expressly disclaimed. Each of the Funds disclaims beneficial ownership of the shares held by the other Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
CAS Investment Partners, LLC Sosin, LLC Sosin Partners, LP CSWR Partners, LP Clifford Sosin

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No.	04650Y100	Page 10 of 12

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAS INVESTMENT PARTNERS, LLC

Date:	August 23, 2019

Signature:	/s/ Clifford Sosin
Name:	Clifford Sosin
Managing Member

SOSIN, LLC
Date:	August 23, 2019

By:	/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member

SOSIN PARTNERS, LP
Date:	August 23, 2019

By:	Sosin, LLC
its General Partner
/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Partners, LP

CSWR PARTNERS, LP
Date:	August 23, 2019

By:	Sosin, LLC
its General Partner
/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of CSWR Partners, LP

/s/ Clifford Sosin
Clifford Sosin

EXHIBIT INDEX

EXHIBIT 1:    Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

CAS INVESTMENT PARTNERS, LLC

Date:	August 23, 2019

Signature:	/s/ Clifford Sosin
Name:	Clifford Sosin
Managing Member

SOSIN, LLC
Date:	August 23, 2019

By:	/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member

SOSIN PARTNERS, LP
Date:	August 23, 2019

By:	Sosin, LLC
its General Partner
/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Partners, LP

CSWR PARTNERS, LP

Date:	August 23, 2019

By:	Sosin, LLC
its General Partner
/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of CSWR Partners, LP

/s/ Clifford Sosin
Clifford Sosin